MAIL STOP 05-11


      January 7, 2005

Richard P. Kundrat
Chief Executive Officer
NuVim, Inc.
12 North State Route 17
Paramus, NJ 07652


      Re:	NuVim, Inc.
   Registration Statement on Form SB-2
   File No. 333-120938
   Filed on December 2, 2004

Dear Mr. Kundrat:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that, upon effectiveness of the registration statement, the company may be a majority-owned subsidiary of Spencer Trask. Item
10(a)(iv) of Regulation S-B requires a the parent of a majority-owned small business registrant also meet the definition of a small business. Please explain to us, supplementally whether Spencer Trask complies, or will comply, with this requirement.

2. Please revise to provide the applicable information required by
Item 201 of Regulation S-B.

Prospectus Summary, page 3

3. We note here and in your Business section that you only have three flavors and that you intend to introduce an additional three. It appears from your website that you currently have five flavors. Please reconcile. Also, please discuss if the addition of any new flavors are dependent on the proceeds from this offering.

4. We note your use of the terms "bridge loan" and "slotting fees" throughout the prospectus. Please define those terms in your business section.

5. We noted from your disclosure that you have assumed automatic conversion of your convertible preferred stock in your pro forma presentation. Please demonstrate to us how you meet the automatic conversion requirements as stated in the Articles of Incorporation;
more specifically, how you have determined the value of the firm commitment public offering to have gross proceeds of $10,000,000.

Risk Factors, page 7

6. We refer to the first paragraph of this section. Please clarify that you discuss all "material" risks.

7. Avoid the generic conclusion you reach in several of your risk factors that the risk could have a material adverse affect on your business or operations or would negatively impact your business. Instead, replace this language with specific disclosure of how your business and operations would be affected.

8. The subheading to risk factor 5 appears to address two distinct risks. Please consider revising the risk factor to discuss the two separate risks.

9. Some of your risk factors are too broad and generic and should be
revised to state the material risk that is specific to NuVim.  As
a
general rule, a risk factor is probably too generic if it is readily
transferable to other offering documents or describes
circumstances
or factual situations that are equally applicable to other
similarly
situated businesses.   For example, risk factors 8, 9, 11, 15, 17
and
26 should be revised, deleted or moved to another section of the prospectus as appropriate.

10. In risk factor 16, we note you have an insurance policy that provides $2 million worth of protection. Please clarify if this is per occurrence. Also, please discuss any material policy exclusions.

11. When referring to a "market" or "market price" of your shares, please qualify that currently, no market exist.

Use of Proceeds, page 19

12. If any of the loans for which the offering proceeds will be applied to were incurred within the previous year, please revise to discuss the use of the proceeds from such loans.

13. Please break-down the near 45% of proceeds for "sales and marketing" as much as feasible.

14. Any portion of the proceeds of the offering to be paid, directly or indirectly, to officers, directors, their affiliates or associates, should be indicated hereunder.

Management`s Discussion and Analysis, page 23

15. Please include a separately captioned section to discuss any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on your financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. Please refer to the guidance of Item 303(c) of Regulation S-B.

16. We noted your disclosure here and in the business section
(pages
33 and 37) that you plan to introduce three new flavors and a line of shelf-stable (non-refrigerated) sports drinks in 2005. Please expand your discussion of the developments on these projects, and discuss what impact the expansion of your product offerings has had on your current operations, as well as management`s estimates of the impact on future operations.

17. Immediately following the table on page 25, please fully discuss the reasons and future prospects regarding the substantial decline in cases sold during the year ended December 31, 2003 and the nine months ended September 30, 2004.

18. The pro-forma statements indicated in the summary financial information should be fully discussed hereunder, including the basis for the numbers.

19. Defaults on outstanding indebtedness and accounts should be fully discussed hereunder.

20. We noted your disclosure that net sales have been significantly less than gross sales, largely as a result of start up costs with new accounts. Please tell us supplementally, and disclose, what start up costs represent and how your accounting treatment (as a reduction to revenue) complies with GAAP. Tell us why these costs would not be more appropriately classified as a cost of revenue. Please advise or revise.

Results of operations for the nine-months ended September 30, 2003 compared to the nine-months ended September 30, 2004

21. Please ensure to quantify separately the effect of each causal factor that you cite for material changes (i.e. The decrease in selling, general and administrative expenses was primarily attributable to decreased salaries and advertising costs, partially offset by increased expenses resulting from the restart of television advertising.) in your financial statement amounts, as required in Financial Reporting Codification Section 501.04.

22. We note your statement that the decrease in gross sales was "attributable to the suspension of substantially all" advertising and promotional activities. We also note that the decrease in promotional expenditures was "attributable to the decrease in gross sales." Please explain how they are both caused by the other.

23. We note in 2003 you provided discounts for early payments, slotting fees, and coupon reimbursements. Please revise to discuss which promotional allowances you decreased.

24. Please disclose which flavors you discontinued.

25. In discussing your "selling, general and administrative expenses" in this subsection please provide similar detail as was provided in your discussion of the same expenses for the year ended 2003 and 2002.

26. Please elaborate on the "reformulation" of your product that resulted in a reduction in cost.

27. The disclosure regarding "Gains on Forgiveness of Accounts Payable" states that this amount represents a settlement for advertising expenditures; however, Note 15 (F-26) states that this amount was used to settle past legal fees to a law firm. Please revise to correct this inconsistency.

Liquidity and Capital Resources

28. Please clarify if the entire $300,000 from the sale of tax benefits is to be applied to accrued salaries. Please update this disclosure.

29. Please define "a group of related investors" and include the disclosure under the Related Party Transactions section.

30. Please disclose the amount that is required for SMBI to assign the NuVim trademark to you. Disclose the amount of partial payment you have already made as of the most recent possible date.

31. Please revise your disclosure to include an analysis of the components of the statements of cash flows that explains the significant year-to-year changes in the line items (i.e. explanation of the significant changes in your inventory obsolescence, and the changes in your operating assets and liabilities, such as accounts receivable, accounts payable and accrued expenses, etc.).

Critical Accounting Policies

32. We note that your discussion of critical accounting policies is the same disclosure reported in the notes to the financial statements. Disclosures included in the Critical Accounting Estimates section of the MD&A should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. Please consider revising your critical accounting policies and consider the following factors in your discussion:
* How the company arrived at the estimate,
* How accurate the estimate/assumption has been in the past,
* How much the estimate/assumption has changed in the past, and
* How much the estimate/assumption is reasonably likely to change in the future.
If consideration of these factors does not provide additional insight into the critical accounting estimate please consider removing the disclosure from MD&A.

33. Disclose the nature and amounts of revenue dilution (e.g., from product returns, inventory credits, discounts for early payment, slotting fees, coupon reimbursements, promotional allowances, credits for product that is not sold by the expiration dates, and other allowances) in your sales discussions. Your critical accounting policy should explain how you assess returns of products, levels of inventory in the distribution channel, estimated shelf life, and expected introductions of new products that may result in larger than expected returns of current products. Discuss to what extent you consider information from external sources (e.g., end-customer demand, third-party market research data) to assist you in such critical estimates. In addition, disclose and discuss any sales made to customers or wholesalers wherein such sales are as a result of incentives or in excess of the customer`s ordinary course of business inventory level.

Business, page 33

34. We note your statements that beverages account for the "third highest spending category" in grocery stores and that there has been a "trend toward increased consumption of dietary supplements."
Please disclose the source of these statements or remove.

35. On page 35, we note your statement that the body "requires these
nutrients only in minute quantities," yet cow`s milk only contains "minute quantities that they are unable to provide noticeable benefits. . . ."  Please reconcile those statements.

36. We note your process of production creates an "immune stimulant" and a "natural anti-inflammatory factor." Please revise to disclose the actual stimulant and factor that makes your product unique.

37. Please disclose the party that conducted the independent studies for which you base your statements of your products effects on a person`s health.

38. Please disclose that Dialog Group is related to a member of your management. Also, please discuss the advertising arrangement between you and Dialog.

39. We note your halt in television advertising. Please clarify if you are currently advertising on CNN, TNT, and TBS.

40. Please disclose who monitors the "strict quality assurance program." Since you do not manufacture your own products, please explain how you intend to ensure consistency in the event that you expand and must employ other manufactures to produce your products.

41. If your relationships with Orefield Cold Storage and Sommer
Maid
Creamery are evidenced by documents, please file them as an exhibit.

42. On page 41, we note your comparisons of your product and regular milk. Please clarify if you are implying that regular milk antibodies do not "react with bacteria in humans." If so, please provide the source for this statement.

43. If applicable, please discuss any seasonal aspects of your business.

Management, page 44

44. Please revise to discuss the business activities of Mr.
Kundrat
between 1996 and 2000, Mr. Young between 1998 and 2000, and Mr.
Sullivan between 1998 and 2000.

45. Please revise to discuss the line of business for Dialog Group and Hot Springs Ventures.

46. Clarify the nature of the business of Spencer Trask and Spencer
Trask Specialty Group, LLC.

47. It is not clear whether Messrs. Kundrat, Young and Sullivan are still associated with Unilever/Lipton.

48. We note that directors hold office until the next annual meeting of stockholders. Please disclose when that meeting will take place.
Please refer to Item 401(a)(3) of Regulation S-B.

Executive Compensation, page 47

49. We note that you intend to pay $250,000 out of your sale of New
Jersey State tax benefits. Please clarify this on page 28 and 29 as it appears from you disclosure there that you intended to apply the full $300,000 received from the sale to accrued salaries.

50. We note your cross reference to the Related Party Transaction section. In order to maintain the flow of your disclosure, please disclose here the amount of shares that were issued to your management in lieu of cash compensation. Disclose the date the transaction took place. If the transaction has not taken place and is contingent on the effectiveness of this registration statement, please so state and reflect this throughout your prospectus.

51. On page 28 you state that Officers have agreed to accept shares in lieu of $623,500 of accrued salary. Please advise how you arrived at that number.

52. Based on your 2003 compensation, it appears that the allocated $460,000 will not be enough to cover your 2004 executive compensation. Please revise to clarify.

2004 Directors Stock Option Plan

53. Please clarify if the initial 10,000 options awarded are exercisable when vested. Also, please discuss how options are granted when an officer leaves in the middle of one of the first 3 years.

Historical Incentive Stock Plans

54. We note that your past plans based the exercise price of your options on the fair market price at the time the option was granted.
Please explain how this was formulated considering there was no established public market for your securities.

Related Party Transactions, page 52

55. We note the existence of minimum purchase requirements for
2005
and 2006. Please revise to disclose the amounts that you have purchase to date for 2004 and previous years so that investors may have a better picture if you would be able to purchase the five and six metric tons required by the agreement.

56. Please disclose the interest rate for the $285,896 that is still owed to SMBI under the Supply Agreement.

57. Please disclose the percentage that will be shared by each party when "special product development or improvement projects" arise.

58. Please revise to explain how you arrived at the figure of
461,700
shares that will be used to cancel $5.9 million worth of debt owed to
Spencer Trask.

59. Considering salaries were accrued from August 2002 to 2003, your figures for the accrued salaries of your executive officers appear incorrect. Please revise or advise how you arrived at those numbers.

60. Please define the "maturity date" and "maturity event" that governs the repayment of your debt owed pursuant to the first and second amendments to the Services Agreement.

61. Clarify whether the $245,000 convertible note to be issued to Mr.
Clark is in addition to the outstanding $175,000 or designed to replace it.

62. In the event the offering does not occur by March 15, 2005, please discuss if there is a termination date associated with the conversion of the convertible note.

63. In the event you are unable to repay the $650,000 fee pursuant to
the second amendment to the service agreement, it is unclear if you
will still be required to pay the full amount in addition to adjusting share calculation price downward to the lesser of $1 or 80%
of the purchase price in subsequent offerings. Please revise to clarify.

Principal Stockholders, page 58

64. It is not clear from the table or footnote (1) what person represents the beneficial owner of the shares owned of record by Spencer Trask. The natural person(s) with voting and dispositive authority must be disclosed.

65. The same comment applies to the shares held by Stolle Milk
Biologics.

66. Those natural persons, as well as Dick Clark, may be promoters of this company and the offering. The disclosure requirements of Item
401(d) and 404(d) of Regulation S-B would apply.  Please discuss.

Shares Eligible for Future Sale, page 66

67. Please file the lock up agreements governing the resale of the shares by affiliates of the registrant that are not part of this offering.

Underwriting, page 68

68. Section 9 of the underwriting agreement appears to allow less than all of the shares to be offered in the event of a default by an underwriter of more than 10%. The agreement gives the right, but not the obligation to terminate the agreement. It is therefore, in our judgment, not a firm commitment arrangement. Please revise the agreement.

69. The staff should be advised, in writing, prior to effectiveness, by the NASD that there are no objections to the underwriting compensation arrangements.

Financial Statements

Statements of Cash Flows, F-5

70. Please revise to present the provision for doubtful accounts, on a gross basis, as an adjustment in the reconciliation of net loss to cash flows used in operating activities.

71. We noted that you presented the issuance of convertible debt in payment of accounts payable to a related party as a financing activity. This transaction appears to be a non-cash transaction and should be presented in your supplemental non-cash disclosures. Please refer to the guidance in paragraph (32) of SFAS No. 95, and revise accordingly.
Notes to Financial Statements

General

72. Please ensure that the amounts disclosed in the notes to the financial statements cross reference to the financial statements. For example, net loss for the nine-months ended September 30, 2003 is
($1,679, 972) whereas Note 1 (B) indicates ($1,559,972).  Please revise as necessary.

Note 2 - Significant Accounting Policies

B. Accounts Receivable, F-8

73. We read your disclosure that as accounts receivable outstanding are deemed uncollectible or subject to adjustment, these allowances are adjusted accordingly. Please tell us supplementally, and disclose, what you mean by subject to adjustment and how your accounting treatment for these adjustments complies with GAAP. In addition, please consider adding disclosure to clarify that your receivables are recorded at their net realizable value, and confirm to us that this is the case.

C. Inventories

74. Please disclose your policy for determining your inventory reserves for excess and obsolete inventory.

E. Revenue Recognition

75. You state that revenue is recognized at the time products are shipped and risk of ownership has passed. Please clarify this statement to us and specify when the revenue recognition occurs (i.e.
when your product is placed with Sommer Maid Creamery (shipping point) or when it is delivered to the end customer or supermarket (destination point). Please tell us supplementally, and clarify in your disclosure, to indicate how your revenue recognition policy complies with the guidance of SAB 104.

I. Stock-Based Employee Compensation, F-9

76. Please expand your disclosure for options and warrants issued to non-employees, to provide the period over which the expense is recognized, and the valuation model and assumptions utilized in the process for estimating the fair value.

Note 10 - Stockholders` Deficit

General

77. In order for us to fully understand the equity fair market valuations reflected in your financial statements, please provide an itemized chronological schedule covering all equity instruments issued since December 1, 2003 through the date of your response. Please provide the following information separately for each equity issuance:
* The date of the transaction;
* The number of shares/options issued/granted;
* The exercise price or per share amount paid;
* Any restriction or vesting terms;
* Management`s fair value per share estimate and how the estimate was made (in this regard, please elaborate on how you considered each factor that you cited here);
* An explanation of how the fair value of the convertible preferred stock and common stock relate, given the one for one conversion ratio;
* The identity of the recipient and if the recipient was a related party;
* The nature and terms of any concurrent transactions; and
* The amount of any recorded compensation or interest expense element.

78. Progressively bridge management`s fair value per share determinations to the current estimated IPO price per share. Please reconcile and explain the differences between the mid-point of your estimated offering price range and the fair values included in your analysis. Identify all material positive and negative events occurring during the period which could reasonably contribute to variances in fair value. Also, indicate when discussions were initiated with your underwriter(s).

F. Warrants, F-18

79. Please provide a description of the method and significant assumptions used to determine the fair value of the warrants issued.
Please refer to the guidance in paragraph (47)(d) of SFAS No. 123.

Note 13 - Commitments

A. Royalty, License and Supply Agreement - Related Party, F-22

80. Please tell us supplementally the facts and circumstances surrounding your 2001 accounting treatment for the impairment of prepaid royalties. Please help us understand how your current accounting treatment as an increase to APIC and an offset to outstanding payables ($100,000 and $71,912 for the year ended December 31, 2003 and the nine-months ended September 30, 2004, respectively) to SMBI is appropriate.

Note 15 - Subsequent Events

C. Services Agreement, F-26

81. We read you disclosure regarding the second amendment to the service agreement and the related common stock and warrants issued to
Mr. Clark.   Please tell us supplementally how you arrived at the
conclusion that the common stock and value of the warrants should be
recorded as deferred stock compensation and cite the specific authoritative literature you used to support your accounting treatment. In your response please address the guidance in Issue 1 of EITF 96-18.

82. We noted your disclosure that the fair value the 10-year warrant issued to Mr. Clark, which entitles him to acquire up to 9.9% of the total fully -diluted issued and outstanding common stock of the Company following the consummation of this offering, has not been recorded. Please tell us supplementally why the warrant was not valued and cite the specific authoritative literature you used to support your accounting treatment. In your supplemental response, please provide a narrative discussion addressing the applicability of
EITF 00-19.


Part II

Sales of Unregistered Securities

83. Please revise your disclosure of the transactions in which you assert took place with "accredited investors" to identify the persons or group of persons that received your securities. Please refer to
Item 701(b) of Regulation S-B.

Exhibits

84. We note that a number of exhibits, including the opinion and consent of counsel, remain to be filed by amendment.

85. Exhibit 10.17 is for a convertible note for $175,000 with conversion rights pertaining to an IPO on or before January 1, 2005.
Please clarify if this is the note being disclosed in this financial statement footnote or if it is an additional note to Mr. Richard Clark. Please revise as necessary.



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Any questions regarding the financial statements may be directed to Angela Halac at (202) 824-5683. Questions on other disclosure issues may be directed to Duc Dang at (202) 824-5508.

							Sincerely,



							John Reynolds, Assistant
Director
							Office of Emerging Growth
Companies

cc: 	Debra Weiner
	Fax #: (650) 323-1108
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NuVim, Inc.
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